Exhibit 99.1

EMPLOYEE EMAIL

Subject Line: Infoblox Announces Agreement to be Acquired by Vista Equity Partners for $26.50 per Share in Cash

Message:

Dear Bloxers,

I am writing to share some important and exciting news. Today we announced we have entered into an agreement to be acquired by Vista Equity Partners, a respected private equity firm focused on software, data and technology-enabled businesses. You can find the press release regarding the news here.

Vista is purchasing Infoblox for $26.50 per share, which represents a 33% premium to Infoblox’s average closing share price over the last 60 trading days and a 73% premium to Infoblox’s unaffected closing price as of May 11, 2016 when media reports of interest in acquiring Infoblox were first published. Put another way, the contemplated transaction values Infoblox at approximately $1.6 billion. This is a testament to the tremendous value you all have helped to create, which is further reflected by the fact that our Board of Directors received and thoroughly evaluated multiple indications of interest before deciding to proceed with this transaction with Vista. Because of your hard work and dedication, Infoblox is a clear leader in DDI and DNS security with significant opportunities ahead.

Today’s news means that Infoblox will be a privately-owned company after the transaction closes. This is a pivotal moment in Infoblox’s history and I believe it will be a catalyst to generate exciting momentum as we serve new and existing customers and continue to build industry-leading automated networking, integrated security and cloud solutions.

Vista will be a great partner for us. They have a stellar track record of supporting software, data and technology companies, and they share our vision for continuing to grow our industry leadership in the network control space. They are deeply knowledgeable about our industry and their support and professional expertise will be highly valuable in accelerating our growth. Additionally, as a private company, we will enjoy added flexibility to execute on our long-term strategic roadmap.

On a personal note, through this process we have come to know the Vista team well. They share our vision and value our team and the innovative business we have built together. We’re both eager to get to work to achieve even greater success together.

I’m sure you have questions about what this means for you and Infoblox going forward. I look forward to addressing those questions in all-hands meetings today at 10:00 am PT and 6:00 pm PT. You will receive a separate invitation with further details.

Today’s announcement is only the first step in a process that will take several weeks. We expect the transaction will close in our fiscal Q2 and we will continue to update you as we move toward closing this transaction. Until then, nothing changes. We should stay 100% focused on continuing to build, market and sell great products while providing excellent customer service.

Please direct any media inquiries you may receive to Ashish Gupta and any investor inquiries to Renee Lyall in IR.

Thank you again for your continued commitment to Infoblox and its customers. I am confident that we have a bright future ahead and today’s news is an important step towards realizing our next chapter.

Jesper

Forward Looking Statements

All statements in this communication that are not statements of historical fact are forward looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. These statements involve risks and uncertainties that could cause our actual results to differ materially from those expressed or implied in forward-looking statements, including, but not limited to: (i) uncertainties as to the timing of the proposed transaction; (ii) the risk that the proposed transaction may not be completed in a timely manner or at all; (iii) uncertainties as to the percentage of Infoblox’s stockholders that will support the proposed transaction and tender their shares in the offer; (iv) the possibility that competing offers or acquisition proposals for Infoblox will be made; (v) the possibility that any or all of the various conditions to the consummation of the proposed transaction may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable governmental entities (or any conditions, limitations or restrictions placed on such approvals); (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, including in circumstances which would require Infoblox to pay a termination fee or other expenses; (vii) risks regarding the failure to obtain the necessary financing to complete the proposed transaction; (viii) risks related to the debt financing arrangements entered into in connection with the proposed transaction; (ix) the effect of the announcement or pendency of the proposed transaction on Infoblox’s ability to retain and hire key personnel, its ability to maintain relationships with its customers, resellers, channel partners, suppliers and others with whom it does business, or its operating results and business generally; (x) risks related to diverting management’s attention from Infoblox’s ongoing business operations; (xi) the risk that unexpected costs will be incurred in connection with the proposed transaction; (xii) changes in economic conditions, political conditions, trade protection measures, licensing requirements and tax matters; (xiii) the risk that stockholder litigation in connection with the proposed transaction may result in significant costs of defense, indemnification and liability and (xiv) other factors as set forth from time to time in Infoblox’s filings with the Securities and Exchange Commission, which are available on our investor relations Web site (http://ir.infoblox.com/) and on the SEC’s Web site (www.sec.gov). All information provided in this communication is as of the date hereof, and stockholders of Infoblox are cautioned not to place undue reliance on our forward-looking statements, which speak only as of the date such statements are made. Infoblox does not undertake any obligation to publicly update any forward-looking statements to reflect events, circumstances or new information after this communication, or to reflect the occurrence of unanticipated events, except as required by applicable law.

Additional Information and Where to Find It

The tender offer described in this communication has not yet commenced and this communication is not a recommendation or an offer to purchase or a solicitation of an offer to sell shares of Infoblox Inc. (the “Company”). At the time the tender offer is commenced India Merger Sub, Inc. (“Merger Sub”) will file with the SEC a Tender Offer Statement on Schedule TO, containing an offer to purchase, form of letter of transmittal and related tender offer documents, and the Company will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 relating to the tender offer. Merger Sub and the Company intend to mail these documents to the stockholders of the Company. These documents, as they may be amended from time to time, will contain important information about the tender offer and stockholders of the Company are urged to read them carefully when they become available. Stockholders of the Company will be able to obtain a free copy of these documents, when they become available, at the website maintained by the SEC at www.sec.gov. In addition, the Solicitation/Recommendation Statement and the other documents filed by the Company with the SEC will be made available to all stockholders of the Company free of charge at http://ir.infoblox.com.